

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2024

Amro Albanna
Chief Executive Officer
Aditxt, Inc.
737 N. Fifth Street, Suite 200
Richmond, VA 23219

> **Re: Aditxt, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 29, 2024**
> **File No. 001-39336**

Dear Amro Albanna:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sean Reid, Esq.